Exhibit 4.3

GESCHÄFTSFÜHRER		SERVICE CONTRACT FOR
DIENSTVERTRAG		MANAGING DIRECTOR

Zwischen		between

Æterna Zentaris GmbH, vertreten durch die Gesellschafterversammlung, Weismüllerstraße 50, 60314 Frankfurt am Main		Æterna Zentaris GmbH, represented by its shareholders’ meeting, Weis müllerstraße 50, 60314 Frankfurt am Main

- nachstehend “Gesellschaft” genannt -		- hereinafter referred to as the “Company”-

vertreten durch die Gesellschafterversammlung		represented by the shareholders’ meeting

und		and

Herrn Prof. Jürgen Engel, [civic address redacted for privacy reasons], Alzenau		Prof. Juergen Engel, [civic address redacted for privacy reasons], Alzenau

- nachstehend “Geschäftsführer” -		- hereinafter “Managing Director” -

Artikel 1 - Aufgabenbereich und Pflichten		Article 1 - Position and Scope of Duties

1.1	Herr Prof. Engel ist mit Wirkung der Umwandlung von der Zentaris AG in die Gesellschaft zum Geschäftsführer der Gesellschaft bestellt worden. Nach Maßgabe eines entsprechenden Gesellschafterbeschlusses und	1.1

According to a respective shareholders’ resolution and respective provisions in the management guidelines, he acts as a member of the management as Managing Director. By this contract, the parties enter into a einer entsprechenden Regelung in der Geschäftsordnung hat er die Stellung eines Geschäftsführers inne. Mit diesem Vertrag wird ein Dienstverhältnis zwischen den Parteien geschlossen. In seiner Funktion ist der Geschäftsführer gemeinsam mit den anderen bestellten Geschäftsführern für die Leitung der Gesellschaft sowie - auf Verlangen der Gesellschafter - der Tochter - und Beteiligungsgesellschaften verantwortlich.

service relationship. In his capacity as managing director, he, along with the other Managing Directors, is responsible for the management of the Company and - upon request of the shareholders - of subsidiaries and associated companies.

1.2	Die Gesellschaft behält sich das Recht vor, jederzeit weitere Geschäftsführer zu bestellen und/oder andere und/oder weitere Tätigkeiten dem Geschäftsführer zuzuweisen.	1.2	The Company may, at any time, appoint additional managers (“Geschäftsführer”) and/or assign different and/or additional responsibilities to the Managing Director.

1.3	Der Geschäftsführer wird seine Pflichten mit der Sorgfalt eines ordentlichen Kaufmanns nach Maßgabe der Bestimmungen dieses Vertrages, des Gesellschäftsvertrages, der	1.3	The Managing Director shall perform his duties as managing director by observing the diligence of a prudent businessman in accordance with the provisions of this Service Contract, the

allgemeinen Richtlinien und besonderen Anweisungen der Gesellschafter und der Gesetze erfüllen.	Company’s Articles of Association, the general and specific directives or instructions given by the shareholders, and in accordance with the law.

Artikel 2 - Nebentatigkeiten	Article 2 - Other Activities

Der Geschäftsführer verpflichtet sich, seine ganze Arbeitszeit und Arbeitskraft der Gesellschaft zu widmen. Es ist ihm während der Dauer dieses Vertrages nicht gestattet, eine bezahlte Tätigkeit auszuüben bzw. eine Tätigkeit, für die üblicherweise eine Vergütung gewährt wird, einschließlich einer Teilzeitbeschäftigung, es sei denn, es liegt eine ausdrückliche vorherige schriftliche Zustimmung der Gesellschaft vor. Die Erteilung oder Nichterteilung einer solchen Zustimmung steht in dem freien Ermessen der Gesellschaft. Bereits jetzt willigt die Gesellschaft in eine nebenberufliche Beratungstätigkeit des Geschäftsführers für die Degussa AG sowie Neryx

The Managing Director shall devote his full working time and ability to the Company’s business. Any other activity for remuneration and any activity which normally entitles to remuneration, including any part time work, is subject to the explicit prior written consent of the Company. The Company may refuse to grant such consent without giving reasons therefore. The Company hereby already consents to the Managing Director’s secondary consulting activities for Degussa AG (now Evonik Degussa) and Neryx Biopharmaceuticals as long as it is noncompetitive with the Company’s business.

	Biopharmaceuticals ein, so lange diese Tätigkeit nicht im Wettbewerb zu den Geschäften der Gesellschaft steht.

Artikel 3 - Genehmigungsbedürftige Geschäfte		Article 3 - Transactions Subject to Consent

Für alle Geschäfte, die über die reguläre Tätigkeit der Gesellschaft hinausgehen, bedarf der Geschäftsführer der vorherigen schriftlichen Zustimmung der Gesellschafterversammlung. Näheres ergibt sich aus der Geschäftsordnung der Geschäftsführung.

		The Managing Director shall obtain the prior written approval of the shareholders to effect any transactions outside the usual scope of business. Details are evident from the management guidelines.

Artikel 4 - Erfindungen		Article 4 - Inventions

4.1	Alle Rechte an Erfindungen, unabhängig von ihrer Patent- oder Gebrauchsmusterschutzfähigkeit, an technischen Verbesserungsvorschlägen und an Computersoftware, die von dem Geschäftsführer während der Dauer dieses Vertrages gemacht	4.1

All rights pertaining to inventions, whether patentable or not, and to proposals for technical improvements made and to computer software developed by the Managing Director (hereinafter jointly called “Inventions”) during the term of this Service und entwickelt werden (insgesamt im Folgenden “Erfindungen” genannt) stehen ausschließlich der Gesellschaft zu, ohne dass eine zusätzliche Vergütung gezahlt wird. Der Geschäftsführer hat die Gesellschaft oder eine von ihr benannte Person unverzüglich über Erfindungen in Kenntnis zu setzen und die Gesellschaft bei der Erlangung von Patentschutz oder sonstigen gewerblichen Schutzrechten auf Wunsch zu unterstützen.

Contract shall be deemed acquired by the Company without paying extra compensation therefore. The Managing Director shall inform the Company, or a person designated by the Company, of any Inventions immediately in writing and shall assist the Company in acquiring patent or other industrial property rights, if the Company so desires.

4.2	Der vorstehende Absatz 4.1 gilt für alle Erfindungen, gleichgültig		4.2	Subsection 4.1 above shall apply to any Inventions no matter whether

	(a)	ob sie im Zusammenhang mit einem Geschäftszweig der Gesellschaft stehen oder nicht,		(a)	they are related to the business of the Company or not,

	(b)	ob sie auf Erfahrungen der Gesellschaft beruhen oder nicht,		(b)	they are based on experience and know-how of the Company or not, or

	(c)	ob sie aus der dem Geschäftsführer bei der Gesellschaft obliegenden Tätigkeit entstanden sind oder nicht, oder		(c)	they emanate from such duties of activities as are to be performed by the Managing Director within the Company, or

	(d)	ob sie während der betriebsüblichen Arbeitszeit oder außerhalb der Arbeitszeit gemacht worden sind.		(d)	they are materialized during or outside normal business hours of the Company.

4.3	Die Rechte der Gesellschaft an den ihr gemäß diesem Vertrag zustehenden Erfindungen werden durch Änderungen dieses Vertrages und seiner Beendigung nicht berührt.		4.3	The Company’s right to Inventions acquired hereunder shall in no way be affected by any amendments to or the termination of this Service Contract.

Artikel 5 – Vergütung			Article 5 - Remuneration

5.1	Der Geschäftsführer erhält ein Bruttojahresgehalt von EUR 260,000 zahlbar in zwölf gleichen monatlichen Beträgen am Ende eines Monats. Das Bruttojahresgehalt wird jährlich		5.1	The Managing Director shall be entitled to a gross annual salary in the amount of € 260,000 to be paid in arrears in 12 equal monthly instalments. The annual salary will be revised yearly to be

	mit Wirkung zum Beginn eines Kalenderjahres angepasst.		effective at the beginning of each calendar year.

5.2	Der Geschäftsführer hat Anspruch auf einen jährlichen Zielbonus in Höhe von 35 % seines Bruttojahresgehalts, gemäß der Erreichung der jährlichen Ziele, welche zwischen ihm und dem Vorstandsvorsitzenden der Muttergesellschaft, Æterna Zentaris Inc. vereinbart werden und die ausschließlich im Ermessen des Vorstandsvorsitzenden der Æterna Zentaris Inc. stehen. Die tatsächliche Bonuszahlung, sofern ein Bonus gezahlt wird, kann den Zielbonus über- oder unterschreiten.	5.2

The Managing Director shall be entitled to an annual target bonus equal to an amount representing thirty-five (35%) of the annual salary, according to the attainment of annual targets that shall be agreed upon with the the Chief Executive Officer (‘CEO’) of the parent company and at the complete discretion of the CEO. Actual bonus payments, if any, may be less than equal to or supersede the target.

5.3	Durch Zahlung der oben genannten Vergütung sind alle Tätigkeiten des Geschäftsführers nach diesem Vertrag abgegolten. Insbesondere hat der Geschäftsführer keinen Anspruch	5.3	By payment of the above mentioned remuneration, all activities, which the Managing Director has to perform under this Service Contract, shall be compensated. In particular, the Managing

	auf Bezahlung von Überstunden.		Director shall not be entitled to any additional compensation of overtime work.

Artikel 6 - Nebenleistungen		Article 6 - Other Benefits

6.1	Reisekosten und sonstige notwendigen Auslagen, die von dem Geschäftsführer im Interesse der Gesellschaft aufgewendet werden, werden dem Geschäftsführer im Rahmen des in Deutschland steuerrechtlich Zulässigen erstattet.	6.1

Travel expenses and other necessary expenses incurred by the Managing Director in the furtherance of the Company’s business shall be reimbursed according to the guidelines of the Company and within the framework of the principles applicable in Germany for tax purposes.

6.2	Die Gesellschaft wird dem Geschäftsführer einen Dienstwagen entsprechend der bei der Gesellschaft geltenden Richtlinie für geschäftliche und private Zwecke zur Verfügung stellen. Alle Steuern, die durch das Recht des Geschäftsführers zur Privatnutzung des Dienstwagens entstehen, werden von dem Geschäftsführer getragen. Alle sonstigen Kosten des Dienstwagens (Betriebs- und Unter-	6.2

The Company shall provide the Managing Director with a company car according to the Company’ s guidelines for business and private use. The value of the private use per month as determined by the German tax regulations for the particular type of car shall constitute additional compensation to the Managing Director, which will be subject to wage withholding tax. The costs of maintenance and use of the

	haltungskosten) trägt die Gesellschaft. Im Fall einer Freistellung ist der Wagen zurückzugeben, ohne dass der Geschäftsführer ein Zurückbehaltungsrecht oder Nutzungsausfallansprüche hätte.

company car shall be borne by the Company. In case of a release from work, the Company may take back the car at any time. In this case, the Managing Director shall have no right of retention and no damage compensation claim.

Artikel 7 - Arbeitsverhinderung		Article 7 - Inability to Perform Duties

7.1	Der Geschäftsführer ist verpflichtet, der Gesellschaft jede Arbeitsverhinderung und ihre voraussichtliche Dauer unverzüglich anzuzeigen. Auf Verlangen sind die Gründe der Arbeitsverhinderung mitzuteilen.	7.1

In case the Managing Director shall be unable to perform his duties under this Service Contract, he shall inform the Company of such absence and its prospective duration without delay. Upon request, he shall inform the Company for the reasons of such absence.

7.2	Im Falle unverschuldeter Arbeitsunfähigkeit durch Krankheit oder Unfall erhält der Geschäftsführer bei Vorlage entsprechender ärztlicher Bescheinigungen ftir die Dauer von bis zu einem Jahr, längstens bis zur Beendigung dieses	7.2

In the event of incapacity to perform the duties under this Service Contract due to illness or accident and without the Managing Director’s fault, he shall be entitled to a continuation of his monthly gross base salary according to Article 5.1 of this

Dienstvertrages, sein monatliches Brutto-Grundgehalt gemäß Artikel 5 (5.1) dieses Vertrages weiter. Stirbt der Geschäftsführer während der Dauer dieses Dienstvertrages, so erhalten seine unterhaltsberechtigten Hinterbliebenen für einen Zeitraum von drei Monaten sein monatliches Brutto-Grundgehalt gemäß Artikel 5 (5.1) dieses Vertrages.

Service Contract for a duration of up to one year or, if earlier, until the end of this Service Agreement, provided the relevant doctor’s certificates are furnished. If the Managing Director dies during the term of this Agreement, his dependents can claim to be paid his monthly gross base salary according to Article 5.1 of this Service Contract for a duration of three months.

Artikel 8 – Urlaub		Article 8 – Vacation

8.1	Der Geschäftsführer hat Anspruch auf einen Urlaub von 30 Arbeitstagen; Samstage werden dabei nicht mitgerechnet.	8.1	The Executive shall be entitled to an annual vacation of 30 working days excluding Saturdays.

8.2	Der Zeitpunkt seines Urlaubes ist tinter Berücksichtigung der betrieblichen Notwendigkeiten	8.2	The time of vacation shall be determined in agreement with the shareholders, thereby taking into

	und den persönlichen Wünschen des Geschäftsführers in Abstimmung mit den Gesellschaftern festzulegen.		consideration the personal wishes of the Executive and the interests of the Company.

Artikel 9 – Verschwiegenheitspflicht		Article 9 - Secrecy

9.1

Der Geschäftsführer verpflichtet sich, alle ihm anvertrauten oder sonst bekanntgewordenen geschäftliche, betrieblichen oder technischen Informationen, die sich auf die Gesellschaft oder deren Konzerngesellschaften beziehen und vertraulichen Charakter haben, Dritten nicht zu offenbaren und nicht für seine eigenen Zwecke zu verwenden. Dies gilt insbesondere hinsichtlich der Einzelheiten der Betriebsorganisation, hinsichtlich der Beziehungen zu Kunden und Auftraggebern und des technischen Know-How. Diese Verpflichtung gilt sowohl während der Dauer dieses Anstellungsverhältnisses als auch nach seiner Beendigung.

9.1

The Managing Director shall not disclose to any third party or use for personal gain, any confidential technical or other business information which has been entrusted to him, or which has otherwise become known to the Managing Director and which relates to the Company or to any of its affiliated companies. In particular, no information may be disclosed concerning the organization of the business, the relations with customers and suppliers and the Company’s know- how. This obligation shall not expire upon termination of the Service Contract but shall continue to remain in force thereafter.

9.2	Geschäftliche Unterlagen aller Art, einschließlich der auf dienstliche Angelegenheiten und Tätigkeiten sich beziehenden persönlichen Aufzeichnungen, sind sorgfältig aufzubewahren und dürfen nur zu geschäftlichen Zwecken verwendet werden. Das Anfertigen von Abschriften oder Auszügen sowie das Kopieren von Zeichnungen, Kostenberechnungen, Statistiken und ähnlichem und andere Geschäftsunterlagen ist nur für dienstliche Zwecke zulässig.	9.2

Business records of any kind, including private notes concerning Company affairs and activities, shall be carefully kept and shall be used only for business purposes. No copies or extract or duplicates of drawings, calculations, statistics and the like nor of any other business records may be copied or extracted for purposes other than for the Company’s business.

9.3	Bei Beendigung des Anstellungsverhältnisses hat der Geschäftsführer von sich aus alle in seinem Besitz befindlichen Geschäftsunterlagen sowie Abschriften und Kopien davon herauszugeben; dem Geschäftsführer steht kein Zurückbehaltungsrecht zu.	9.3	Upon termination of this Service Contract, the Managing Director shall return all business records and copies thereof. The Managing Director shall have no right of retention.

Artikel 10 - Vertragsdauer und Kündigung		Article 10 - Term of Employment and Notice

10.1	Dieser Vertrag ist fest abgeschlossen für den Zeitraum vom 01.01.2008 bis 31.08.2010 und endet somit automatisch mit dem Monat der Vollendung des 65. Lebensjahres des Geschäftsführers..	10.1

This Service Contract is entered into for a fixed period starting January 1st, 2008 and ending August 31, 2010, i.e. ending with the expiry of the month in which the Managing Director attains age of 65.

Artikel 11 - Weitere Bestimmungen		Article 11 - Final Provisions

11.1	Änderungen oder Ergänzungen, dieses Vertrages bedürfen der Schriftform, wobei Telefax und sonstige telekommunikative Übermittlungswege ausreichen (§ 127 Abs.2 BGB)	11.1	Any amendments of or additions of this Service Contract shall be made in writing in order to be effective; fax or any other telecommunication device will suffice (Sec. 127 para. 2 German Civil Code).

11.2	Dieser Vertrag und seine Auslegung unterliegen deutschem Recht und deutschem	11.2	This Service Contract and its interpretation are governed by German law. The place of

	Gerichtsstand am Sitz der Gesellschaft. Bei Auslegungszweifeln entscheidet die deutsche Fassung dieses zweisprachigen Vertragstextes.		jurisdiction shall be the corporate seat of the Company. In cases of doubt, the German version of this bilingual Contract shall prevail.

11.3

Dieser Vertrag enthält die gesamte Vereinbarung zwischen den Parteien. Bereits getroffene Vereinbarungen zwischen den Parteien über ein Arbeits- oder Dienstverhältnis werden hiermit aufgehoben. Über diesen Vertrag hinausgehende schriftliche oder mündliche Absprachen sind nicht getroffen worden mit folgender Ausnahme: Die Ruhegeldvereinbarung des Geschäftsführers mit der ASTA Pharma AG vom 26. September 1990 gilt nach Maßgabe der Vereinbarung (Side Letter) zwischen dem Geschäftsführer und der ASTA Medica AG vom 15. Januar / 15. Februar 2001 auch zwischen den Parteien dieses Dienstvertrages fort.

11.3

This Service Contract represents the entire agreement and understanding of the parties. This Contract supersedes and replaces all other previously issued contracts regarding the employment between the parties. No written or verbal agreements outside this Contract have been made, except for the following: The pension agreement between the Managing Director and ASTA Pharma AG of 26 September 1990 shall continue to apply between the parties according to the terms set forth in the agreement (side letter) between the Managing Director and ASTA Medica AG of 15. January / 15. February 2001.

11.4	Dieser Vertrag ersetzt den Geschäftsführerdienstvertrag zwischen den Parteien vom	This contract replaces the Service Contract for Managing Director between the parties dated May 1st, 2003.

01.05.2003.
Date: December 3, 2007.
Datum: Dec. 5, 2007	Datum:

/s/ Mario, Paradis
Gesellschaft		Company	MARIO, PARADIS SVP. Adm. & Legal Affairs

/s/ Jürgen Engel		—
Geschäftsführer		Managing Director